Exhibit 99.2

Form 51-102F1

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Management’s Discussion & Analysis

Condensed Interim Financial Statements (Unaudited) for the

Six months ended June 30, 2014

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the condensed interim unaudited financial statements for the six months ended June 30, 2014 and 2013 and notes thereto.

These financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financing Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at August 21, 2014.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company is a junior mineral exploration company.

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

Results of Operations

Effective July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. (“37 Capital”) and consolidated its share capital on the basis of six (6) old High 5 common shares for one (1) new 37 Capital common share. The common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 1600 – 609 Granville Street, Vancouver, BC, V7Y 1C3. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

On July 21, 2014, the Company granted a General Power of Attorney to Mr. Luc Pelchat of Mexico so that he may act on behalf of the Company in respect to all legal and administrative matters in Mexico.

At the Annual General Meeting of the Company’s shareholders which was held on September 18, 2013, the shareholders received the Audited Financial Statements for the years ended December 31, 2012 and 2011 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company has agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land based casino for a purchase price of $800,000. As of June 30, 2013, the Company invested $800,000, advanced $49,200, and recognized $35,746 in royalty revenues.

On June 1, 2011, the Company entered into an Investor Relations Agreement with an arm’s length party in Germany (the “Arm’s Length Party”) for a period of four months for a cash consideration of US $750 and the granting of 1,333 incentive stock options exercisable at the price of $13.50 per common share which have expired unexercised as of June 1, 2012. Due to the fact that the Arm’s Length Party did not exercise its incentive stock options, the Company is obligated to make a cash payment of US $3,250 to the Arm’s Length Party.

For the six months ended June 30, 2014:-

•	The Company’s operating expenses were $92,449 as compared to $166,401 for the corresponding period in 2013. The reason for the decrease in the Company’s operating expenses during the six months ended June 30, 2014 was mainly due to the fact that the Company did not incur any consulting expenses.

- 2 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

•	The Company recorded a net loss of $56,703 as compared to a net loss of $166,401 during the corresponding period in 2013. The main reason why the Company’s net loss was lower during the six months ended June 30, 2014 as compared to the corresponding period in 2013 is because the Company recorded royalty revenues of $35,746 during the six months ended June 30, 2014 as compared to $nil during the corresponding period in 2013, and the Company recorded $nil for consulting fees during the six months ended June 30, 2014 as compared to $45,436 during the corresponding period in 2013.

•	The basic and diluted loss per common share was $0.05 as compared to a basic and diluted loss of $0.40 during the corresponding period in 2013.

•	The Company’s total assets were $852,424 as compared to $768,555 during the corresponding period in 2013. The reason for the increase in the Company’s total assets during the six months ended June 30, 2014 was mainly due to the fact the Company was able to raise some funds by means of convertible debentures in order to make the Company’s investment in the Mexican gaming company.

•	The Company had a working capital deficiency of $287,971 as compared to a working capital of $8,293 during the corresponding period in 2013.

The Company is presently not a party to any legal proceedings whatsoever.

Mineral Properties

1.	Extra High Property

As at January 1, 2008 the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers. The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

On January 21, 2008, the Company entered into an option agreement with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Property. As a result of exercising the first tranche of the option, Colt increased its undivided interest in the Extra High Property to 67% and has become the operator of the Extra High Property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008. Colt did not exercise the second tranche of the option. Consequently, Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds a 33% undivided interest in the Extra High Property. Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

- 3 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

As at the date of this MD&A, the Company holds a 33% undivided interest in the Extra High Property.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year ended 2011, the Company has recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Acquisition, exploration and evaluation costs incurred in the Extra High Property are as follows:

	2014	2013	2012	Cumulative to June 30, 2014

Acquisition (property option payments)	$-	$-	$-	$150,000
Expenditures during the year
Staking	-	-	-	3,639
Assessment and miscellaneous	-	-	-	10,311
Geological, geochemical, trenching and drilling	-	-	-	431,160
Colt property option payments	-	-	-	(443,770)
Impairment	-	-		(151,339)

	$-	$-	$-	$1

On August 1, 2014, the Company entered into a Property Option Agreement with Green Arrow Resources Inc. (“Green Arrow”), a related company by certain common directors and officers, whereby Green Arrow has been granted an irrevocable and exclusive right and option to acquire the Company’s 33% right, title and interest in the Extra High Property. In order to exercise the option and acquire the Company’s 33% right, title and interest in the Extra High Property, Green Arrow is required to make cash payments totaling $150,000 within a period of 12 months.

2. Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

Second Quarter (June 30, 2014)

During the three months [second quarter] period ended June 30, 2014:

- 4 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

·	The Company had a net loss and comprehensive loss of $15,456 or $0.01 per share as compared to a net loss and comprehensive loss of $124,797 or $0.28 per share during the same three month [second quarter] ended June 30, 2013. The main reason for the Company’s lower net loss and comprehensive loss for the three months ended June 30, 2014 as compared to the corresponding period in 2013 is because during the three months ended June 30, 2014 the Company recorded royalty revenues of $35,746 (2013: $nil) and the Company recorded $nil for consulting expenses (2013: $29,168).

·	The Company’s Operating costs were $51,202 as compared to $124,797 for the same period in 2013. The reason for the decrease in the Company’s operating expenses during the three months ended June 30, 2014 was mainly due to the fact that the Company did not incur any consulting expenses (2013: $29,168) and the Company incurred $8,401 in finance, interest and foreign exchange expenses (2013: $47,088).

Summary of Quarterly Results

For the Quarterly Periods ended:	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Total Revenues	$35,746	0	0	0
Net loss and comprehensive loss	(15,456)	(41,247)	(67,327)	(90,303)
Loss per common share	(0.01)	(0.04)	(0.06)	(0.13)

For the Quarterly Periods ended:	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(124,797)	(41,604)	(43,951)	(36,586)
Loss per common share	(0.28)	(0.11)	(0.24)	(0.18)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

- 5 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

The Company has recently started generating some nominal revenues however the Company does not anticipate generating any meaningful revenues in the foreseeable future. Should the Company generate any revenues, then the Company intends to retain its earnings in order to finance growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s interests in mineral properties.

In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that the Company shall regularly receive casino royalty revenues from the Mexican land based casino.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and limited sources of operating cash flow.

During 2014, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

- 6 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

As at June 30, 2014:-

•	the Company’s total assets were $852,424 as compared to $768,555 for the corresponding in 2013 (December 31, 2013: $853,725).

•	the Company’s total liabilities were $388,571 as compared to $959,139 for the corresponding period in 2013 (December 31, 2013: $333,169).

• the Company had $761 in cash as compared to $75,279 in cash for the corresponding period in 2013 (December 31, 2013: $2,923).

•	the Company had GST/HST receivable in the amount of $2,462 as compared to $2,435 for corresponding period in 2103 (December 31, 2013: $1,601).

Private Placement Financing

There were no share financings during the six months period ended June 30, 2014.

During the year ended 2013, the following share financings occurred:

·         On January 7, 2013, the Company closed the first tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 125,833 units at $0.90 per unit for gross proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 7, 2016.

·         On January 28, 2013, the Company closed the second tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 108,333 units at $0.90 per unit for gross proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 28, 2016.

·         On March 4, 2013, the Company closed the third tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

·         On May 1, 2013, the Company closed the fourth tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until May 1, 2016. In connection to the closing of the fourth tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

- 7 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

There were no share financings during the year ended December 31, 2012.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Convertible Debentures Financing

On April 22, 2013, the Company closed the first tranche of the convertible debenture financing with two arm’s length parties for a total amount of $150,000. The amount of $140,476 has been recorded under convertible debentures and the amount of $9,524 has been recorded under Equity Portion of Convertible Debenture Reserve.

On April 14, 2013, the Company closed the second tranche of the convertible debenture financing with seven arm’s length parties for a total amount of $525,000. In connection with this second tranche closing, the Company has made a cash payment of $38,000 as finder’s fee to an arm’s length party. The amount of $491,665 has been recorded under convertible debentures and the amount of $33,335 has been recorded under Equity Portion of Convertible Debenture Reserve.

On June 10, 2013, the Company closed the third tranche of the convertible debenture financing with an arm’s length party for the amount of $100,000. In connection with this third tranche closing, the Company has made a cash payment of $8,000 as finder’s fee to an arm’s length party. The amount of $93,650 has been recorded under Convertible debentures and the amount of $6,350 has been recorded under Equity Portion of Convertible Debenture Reserve.

On June 26, 2013, the Company closed the fourth tranche of the convertible debenture financing with three arm’s length parties for a total amount of $150,000. The amount of $140,461 has been recorded under convertible debentures and the amount of $9,539 has been recorded under Equity Portion of Convertible Debenture Reserve.

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 2,000 common shares at $1.50 per share fair valued at $3,000 and 3,333 agent warrants at an exercise price of $1.50 until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under Equity Portion of Convertible Debenture Reserve.

The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

- 8 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

On September 4, 2013, the Company elected to convert the principal amount of certain convertible debentures together with their corresponding accrued interest into common shares of the Company. Specifically, the Company has issued 610,724 common shares to twelve arm’s length parties in full satisfaction of the Company’s obligations to these twelve arm’s length parties pursuant to the convertible debentures.

As at June 30, 2014, the amount of $97,377 has been recorded as Convertible Debentures (Liability Portion) and the amount of $5,712 has been recorded as Convertible Debentures (Equity Portion).

As at June 30, 2014, a total of 33,334 stock options have been granted to consultants exercisable at a price of $1.20 per share which expire on March 18, 2016 as to 21,667 stock options and May 15, 2016 as to 11,667 stock options. If any stock options are exercised in the future, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options will be exercised.

Significant Accounting Policies

The Condensed Interim Unaudited Financial Statements for the six months ended June 30, 2014 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Significant Accounting Policies are detailed in Note 4 of the Company’s Condensed Interim Unaudited Financial Statements for the six month ended June 30, 2014.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”) and Green Arrow Resources Inc. (“Green Arrow”), companies related by common key management personnel.

The Company together with Las Vegas and Green Arrow had entered into a sub-lease agreement with an arm’s length party for office space which expired on July 30, 2014. Under the sub-lease agreement, the three companies were required to pay a base rent of $5,687 plus property and operating expenses for the leased premised. From May 1, 2013 until July 30, 2014 the Company was charged by Green Arrow the amount of $2,089 per month for basic rent, operating costs, and applicable taxes.

- 9 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

The Company together with Las Vegas and Green Arrow have entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,769.25 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Las Vegas. Effective as of August 1, 2014, the Company is being charged by Las Vegas the amount of $2,559.71 per month for basic rent, operating costs, and applicable taxes.

The amounts due to related parties are unsecured, payable on demand as at June 30, which consist of the following:

	2014	2013

Advances from directors (interest at prime plus 1%)	$119,263	$-
Entities controlled by directors (non-interest-bearing)	84,609	42,940

	$203,872	$42,940

During the six months ended June 30, the following amounts were charged by related parties.

	2014	2013

Interest charged on amounts due to related parties	$2,281	$298
Rent charged by entities with common directors	11,938	5,979
Office expenses charged by an entity with common directors and other expenses paid by an entity with common directors on behalf of the Company	45,636	21,614
Other expenses paid on behalf of entities with common directors	4,232	5,950

The Company has an agreement for office support services with Las Vegas. Under the agreement, the Company is entitled to receive office support services from Las Vegas at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2015. The agreement can be terminated by either party upon giving three months’ written notice.

The remuneration of directors and key management personnel as at June 30, is as follows:

	2014	2013

Management fees	$3,000	$3,000

- 10 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

The Company has an agreement for management services (the “Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. The Company is entitled to receive management services from Kalpakian Bros. at a monthly rate of $500 plus applicable taxes. Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month. The Agreement is renewable on an annual basis, and either party may terminate the Agreement at any time by giving three months’ notice in writing to the other party.

Las Vegas is related to the Company by virtue of the fact that Las Vegas’ CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Las Vegas namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Gregory T. McFarlane is a director of both the Company and Las Vegas.

Green Arrow is related to the Company by virtue of the fact that Green Arrow’s CEO and President, namely Jacob H. Kalpakian, is the Vice President of the Company, and a director of Green Arrow namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Fred A.C. Tejada is a director of both the Company and Green Arrow.

On August 1, 2014, the Company entered into a Property Option Agreement with Green Arrow whereby Green Arrow has been granted an irrevocable and exclusive right and option to acquire the Company’s 33% right, title and interest in the Extra High Property. In order to exercise the option and acquire the Company’s 33% right, title and interest in the Extra High Property, Green Arrow is required to make cash payments totaling $150,000 within a period of 12 months.

In connection with the non-brokered private placement which closed on January 7, 2013 and January 28, 2013 (see Liquidity and Capital Resources of this MD&A), a total of 125,833 Units in the capital of the Company were subscribed for by family members of two directors of the Company and a total of 108,333 Units were subscribed for by two directors of the Company.

Financial Instruments and Risk Management

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, convertible debentures and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

Fair value hierarchy

- 11 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data.

The Company’s convertible debentures and investments are considered level 2 and level 3, respectively, of the fair value hierarchy.

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At June 30, 2014, the Company had cash of $761 (June 30, 2013 - $75,279) and current liabilities of $291,194 (June 30, 2013 - $118,761). All of the current liabilities, except for convertible debentures, are due within 90 days of June 30, 2014. Amounts due to related parties are due on demand.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, and foreign exchange rates will affect the Company's net earnings or the value of financial instruments. As at June 30, 2014, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Condensed Interim Unaudited Financial Statements for the period ended June 30, 2014 and 2013.

- 12 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2014

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at August 21, 2014	1,067,724	Nil	N/A	N/A
Warrants as at August 21, 2014	22,222 926 125,834 108,334 16,667 16,667 290,650	Nil	Cdn $9.00 Cdn $9.00 Cdn $1.50 Cdn $1.50 Cdn $1.50 Cdn $1.50	Dec 2/2014 Dec 22/2014 Jan 7, 2016 Jan 28, 2016 March 4, 2016 May 1, 2016
Agent’s Warrants as at August 21, 2014	3,333	Nil	Cdn $1.50	July 23, 2018
Stock Options as at August 21, 2014	33,334	Nil	Cdn. $1.20	Mar 18, 2016 -May 15, 2016
Reserved for Issuance of common shares upon conversion of Convertible debentures	33,333 33,333 66,666	Nil	Cdn $1.50 (conversion price)	Oct. 12, 2014 Jan 23, 2015
Fully Diluted as at August 21, 2014	1,461,707	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit.

- 13 -

37 Capital Inc.

MD&A Form 51-102F1

June 30, 2014